Mail Stop 6010

Harry L. Bosco
Chief Executive Officer
Opnext, Inc.
1 Christopher Way
Eatontown, NJ 07724

> **Re: Opnext, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed January 10, 2007**
> **File No. 333-138262**

Dear Mr. Bosco:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1.   We note your response to prior comment 2 in our letter to you dated December 22, 2006. It does not appear that you have made any revisions to the disclosure relating to your challenges on page 3 to present it as equally prominent as the multiple, separately captioned paragraphs explaining your advantages. We reissue comment 2.

The Offering, page 4

2.   Please clarify in this section the effect of the stock split mentioned on page 26.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

3.   We note that your disclosure added in response to prior comment 8 appears to
        address increased demand, but not decreases like mentioned on page 39.
        Therefore, we reissue the comment.

Gross Margin, page 42

4.   We note that you present non-GAAP adjusted gross margin here and in your
        discussion of the three and six month periods ended September 30, 2006 and
        2005. Your non-GAAP adjusted gross margin excludes DVD margins, the effects
        of fluctuations in foreign exchange rates and changes in inventory reserves.
        Separately, we note that you present a non-GAAP financial measure for adjusted
        gross margin on page 43 that excludes the above items as well as the effects of
        depreciation expense. Please revise the filing to provide all of the disclosures
        required by Item 10(e) of Regulation S-K for each non-GAAP measure presented
        or revise to remove the non-GAAP financial measures. We may have further
        comment upon reviewing your response.

5.   Please tell us why you believe it is appropriate to provide different measurements
        of your adjusted gross margin so that the margin discussions on pages 42 and 44
        are not comparable.

Liquidity, page 45

6.   Please revise the disclosure added in response to prior comment 10 to clarify why
        you do not know whether your short-term loans must be repaid after the offering.

Principal and Selling Stockholders, page 77

7.   We note the added disclosure on page 78. We reissue comments 36 and 37 in our
        letter to you dated November 21, 2006.

Certain Relationships and Related Party Transactions, page 79

8.   We note your response to comment 17. Your response that there was "no formal
        agreement or monetary arrangement" does not explain the extent of the
        relationship, if any, between your CEO and Clarity. For example, it is unclear
        from your response the nature of the relationship when Clarity approached your
        CEO about becoming CEO of Opnext. Also, to the extent there was a
        relationship, your response does not address when such relationship ended. We
        reissue comment 17.

Opnext Sales Transition Agreement, page 85

9.   Your disclosure that the Sales Transition Agreement terminated appears to be inconsistent with the disclosure of payments under that agreement. Please reconcile. Also, please specify the nature of the "certain logistic services."

Options, page 94

10.   Your revised disclosure that the restricted shares are not included in the number of shares outstanding appears to conflict with response 30 in your December 13, 2006 letter to us. Please reconcile.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

Stock-Based Incentive Plans, page F-12

11.   We note your response to prior comment 20. Please note that we may have additional comments regarding your stock-based compensation when you update the Form S-1 with pricing information.

Exhibits

12.   Please note that we may have additional comments when you provide all required information, including complete exhibits.

Signatures, page II-6

13.   We note your changes in response to prior comment 21; however, the signature page should be in the format required by Form S-1, with the appropriate signatures under the first paragraph of text required by the Form and the appropriate signatures under the second paragraph of text required by the Form.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Ann Lawrence, Latham & Watkins LLP